UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Bazaarvoice, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

073271108

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 073271108

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Brett A. Hurt
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 3,471,872*
	6.	Shared voting power 1,093,785*
	7.	Sole dispositive power 3,471,872*
	8.	Shared dispositive power 1,093,785*
9.	Aggregate amount beneficially owned by each reporting person 4,565,657*
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11.	Percent of class represented by amount in Row (9) 5.8%**
12.	Type of reporting person (see instructions) IN

*	As of December 31, 2014, the number of shares beneficially owned includes the following: (i) 3,450,747 shares held by Brett A. Hurt; (ii) options to purchase 21,125 shares of Common Stock held by Brett A. Hurt that are vested and exercisable; (iii) 401,540 shares of Common Stock held by the BAH 2012 Lifetime Family Trust; (iv) 346,123 shares of Common Stock held by the RLH Article VI Trust; (v) 346,122 shares of Common Stock held by the LBH Article VI Trust.

Debra J. Hurt and Brandi McDaniel are the trustees of the BAH 2012 Lifetime Family Trust and have voting and investment power over the shares held by the BAH 2012 Lifetime Family Trust. By virtue of his relationship with his spouse, Debra J. Hurt, Brett A. Hurt may be deemed to share voting and investment power over the shares held by the BAH 2012 Lifetime Family Trust.

Debra J. Hurt is the trustee of the RLH Article VI Trust and the LBH Article VI Trust and has voting and investment power over the shares held by the RLH Article VI Trust and the LBH Article VI Trust. By virtue of his relationship with his spouse, Debra J. Hurt, Brett A. Hurt may be deemed to share voting and investment power over the shares held by the RLH Article VI Trust and the LBH Article VI Trust.

**	This percentage is based on 78,634,797 outstanding shares of Common Stock of the Issuer as of December 1, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2014, as filed with the Securities and Exchange Commission on December 5, 2014.

Item 1.

(a)	Name of Issuer: Bazaarvoice, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

3900 N. Capital of Texas Highway, Suite 300

Austin, Texas 78746-3211

Item 2.

(a)	Name of Person Filing: Brett A. Hurt

(b)	Address of Principal Business Office or, if none, Residence:

8424 Calera Drive

Austin, TX 78735

(c)	Citizenship: United States of America

(c)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 073271108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owed: 4,565,657*

(b)	Percent of class: 5.8%**

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 3,471,872*

(ii)	Shared power to vote or to direct the vote: 1,093,785*

(iii)	Sole power to dispose or to direct the disposition of: 3,471,872*

(iv)	Shared power to dispose or to direct the disposition of: 1,093,785*

*	As of December 31, 2014, the number of shares beneficially owned includes the following: (i) 3,450,747 shares held by Brett A. Hurt; (ii) options to purchase 21,125 shares of Common Stock held by Brett A. Hurt that are vested and exercisable; (iii) 401,540 shares of Common Stock held by the BAH 2012 Lifetime Family Trust; (iv) 346,123 shares of Common Stock held by the RLH Article VI Trust; (v) 346,122 shares of Common Stock held by the LBH Article VI Trust.

Debra J. Hurt and Brandi McDaniel are the trustees of the BAH 2012 Lifetime Family Trust and have voting and investment power over the shares held by the BAH 2012 Lifetime Family Trust. By virtue of his relationship with his spouse, Debra J. Hurt, Brett A. Hurt may be deemed to share voting and investment power over the shares held by the BAH 2012 Lifetime Family Trust.

Debra J. Hurt is the trustee of the RLH Article VI Trust and the LBH Article VI Trust and has voting and investment power over the shares held by the RLH Article VI Trust and the LBH Article VI Trust. By virtue of his relationship with his spouse, Debra J. Hurt, Brett A. Hurt may be deemed to share voting and investment power over the shares held by the RLH Article VI Trust and the LBH Article VI Trust.

**	This percentage is based on 78,634,797 outstanding shares of Common Stock of the Issuer as of December 1, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2014, as filed with the Securities and Exchange Commission on December 5, 2014.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Brett A. Hurt. No such person’s interest relates to more than 5% of the Common Stock of the Issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2015
Date

/s/ Brett A. Hurt
Signature

Brett A. Hurt
Name/Title